FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 July 2012

HSBC BANK CANADA
SECOND QUARTER AND FIRST HALF 2012 RESULTS

· Profit attributable to common shareholders was C$186m for the quarter ended 30 June 2012, a decrease of 3% over the same period in 2011.

· Profit attributable to common shareholders was C$388m for the half-year ended 30 June 2012, an increase of 17% over the same period in 2011.

· Return on average common equity was 18.4% for the quarter ended 30 June 2012 and 19.1% for the half-year ended 30 June 2012 compared with 21.3% and 19.0% respectively for the same periods in 2011.

· The cost efficiency ratio stayed strong at 45.0% for the quarter ended 30 June 2012 and 47.7% for the half-year ended 30 June 2012 compared with 49.1% and 52.4% respectively for the same periods in 2011.

· Total assets were C$82.1bn at 30 June 2012 compared with C$81.5bn at 30 June 2011.

· Total assets under administration decreased to C$18.3bn at 30 June 2012 from C$32.3bn at 30 June 2011 primarily due to the sale of the bank's full service retail brokerage business. Excluding the impact of this sale, total assets under administration increased by C$1.0bn from 30 June 2011.

· Tier 1 capital ratio of 13.8% and a total capital ratio of 16.1% at 30 June 2012 compared to 13.3% and 16.0% respectively at 30 June 2011, and 13.4% and 16.0% respectively at 31 December 2011.

  The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

Financial Commentary

Overview

HSBC Bank Canada recorded profit of C$203m for the second quarter of 2012, a decrease of C$5m, or 2% compared to C$208m for the second quarter of 2011, and a decrease of C$17m, or 8%, compared to the first quarter of 2012. Profit for the first half of 2012 was C$423m, an increase of C$55m, or 15% compared to the first half of 2011. Profit attributable to common shareholders was C$186m for the second quarter of 2012, a decrease of C$5m, or 3% compared with C$191m for the second quarter of 2011, and a decrease of C$16m, or 8% compared with the first quarter of 2012. Profit attributable to common shareholders for the first half of 2012 was C$388m, an increase of C$55m, or 17%, compared with the first half of 2011.

The second quarter of 2011 included a C$47m recovery of fees paid in prior years from an HSBC affiliate. The first quarter of 2012 included a gain of C$84m related to the sale of the full service retail brokerage business offset by restructuring charges of C$36m mostly relating to the wind-down of the consumer finance business. Excluding these items adjusted for income tax, profit for the second quarter of 2012 increased by C$42m, or 26%, compared to second quarter of 2011, and increased by C$30m, or 17% compared to the first quarter of 2012. In addition, excluding these items adjusted for income tax, profit for the first half of 2012 was C$376m, an increase of C$55m, or 17%, compared to the first half of 2011. This was due to a decrease in total operating expenses related to the wind-down of the bank's consumer finance business, gains on the sale of financial investments and an increase in net trading income relating to customer foreign exchange trading.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"The bank's results continued to show resilience and good progress against our strategic objectives. We are focused on growing HSBC Bank Canada to best serve our customers - investing in our core businesses of Commercial Banking, Global Banking and Markets, and Retail Banking and Wealth Management, improving efficiency, and driving down costs - by providing internationally connected products which meet their needs."

Analysis of Consolidated Financial Results for the Second Quarter of 2012

Net interest income for the second quarter of 2012 was C$372m, a decrease of C$18m, or 5%, compared to the second quarter of 2011, and a decrease of C$26m, or 7%, compared to the first quarter of 2012. On a year-to-date basis, net interest income was C$770m for the first half of 2012, marginally lower compared to the first half of 2011. The decrease is due to pressure on net interest margin and higher cost of funding, partially offset by a growth in average loans and advances and financial investment balances.

Net fee income for the second quarter of 2012 was C$147m, a decrease of C$15m, or 9%, compared to the second quarter of 2011, and an increase of C$4m, or 3%, compared to the first quarter of 2012. On a year-to-date basis, net fee income was C$290m for the first half of 2012, a decrease of C$35m, or 11%, compared to the first half of 2011. The sale of the full service retail brokerage business resulted in reductions in fees from funds under management and brokerage commissions in the first half of 2012. Excluding 2011 fees from the full service retail brokerage business sold, net fee income increased by C$18m compared to the first half of 2011, resulting from increases in fees from credit facilities and the Immigrant Investor Program.

Net trading income for the second quarter of 2012 was C$47m, an increase of C$11m, or 31%, compared to the second quarter of 2011, and an increase of C$7m, or 18%, compared to the first quarter of 2012. On a year-to-date basis, net trading income was C$87m for the first half of 2012, an increase of C$14m, or 19%, compared to the first half of 2011. The increase in net trading revenue is due to higher foreign exchange revenues driven by increased customer activity and market volatility. In addition, net trading income increased due to favourable mark-to-market gains arising from derivatives used to manage foreign currency denominated deposits partially offset by the impact of changes in credit spreads on the carrying value of our own debt instruments classified as trading.

Net gain/(loss) from financial instruments designated at fair value for the second quarter of 2012 was a loss of C$2m, compared to a gain of C$2 in the second quarter of 2011, and a loss of C$14m compared to the first quarter of 2012. On a year-to-date basis, net loss from financial instruments designated at fair value was C$16m for the first half of 2012, compared to C$6m for the first half of 2011. The bank designates certain subordinated debentures and other liabilities to be recorded at fair value. Gains and losses are largely as a result of the widening or narrowing of credit spreads reducing or increasing the fair value of these liabilities.

Gains less losses from financial investments for the second quarter of 2012 were C$28m, an increase of C$24m compared to the second quarter of 2011, and an increase of C$11m compared to the first quarter of 2012. On a year-to-date basis, net gains from the sale of financial investments were C$45m for the first half of 2012, an increase of C$25m compared to the first half of 2011. The increase in net gains from the sale of financial investments is due to disposals of available-for-sale investments as part of our balance sheet management activities.

Other operating income for the second quarter of 2012 was C$22m, an increase of C$19m compared to the second quarter of 2011, and an increase of C$9m compared to the first quarter of 2012. On a year-to-date basis, other operating income was C$35m for the first half of 2012, an increase of C$12m compared to the first half of 2011. The increase in other operating income is due to a C$17m charge for the decline in fair value of investment property in the second quarter of 2011.

Gain on the sale of full service retail brokerage business. The sale of the full service retail brokerage business closed effective 1 January 2012. In the first quarter of 2012, the bank recorded a gain of C$84m, net of assets written off and directly related costs. Additionally, in the first quarter of 2012 and fourth quarter of 2011, C$2m and C$14m respectively of restructuring charges were incurred either directly relating to this transaction or from actions undertaken within the business arising as a result of the decision to sell the business.

Loan impairment charges and other credit risk provisions for the second quarter of 2012 were C$59m, an increase of C$28m compared to the second quarter of 2011, and an increase of C$11m compared to the first quarter of 2012. On a year-to-date basis, loan impairment charges and other credit risk provisions were C$107m for the first half of 2012, an increase of C$27m compared to the first half of 2011. The increase in the second quarter of 2012 is primarily due to a specific provision for a customer in the energy sector.

Total operating expenses (excluding restructuring charges) for the second quarter of 2012 were C$276m, a decrease of C$17m, or 6%, compared to the second quarter of 2011, and a decrease of C$30m, or 10%, compared to the first quarter of 2012. On a year-to-date basis, total operating expenses were C$582m for the first half of 2012, a decrease of C$50m, or 8%, compared to the first half of 2011. The decrease in total operating expenses is due to cost reductions relating to the sale of the full service retail brokerage business (C$56m) and wind-down of the bank's consumer finance business (C$27m) in the first half of 2012. Additionally, as a result of cost management initiatives, employee compensation and benefits as well as activities and expenses related to the delivery of technology services to HSBC Group companies were reduced. The reduction is partially offset by a C$47m recovery of fees paid in prior years from an HSBC affiliate in the first half of 2011.

Restructuring charges of C$36m were recognized in the first quarter of 2012 mainly relating to the provisions made for the restructuring and wind-down of the bank's consumer finance business.

Income tax expense. The effective tax rate in the second quarter of 2012 was 27.2%, compared to 24.1% in the second quarter of 2011 and 24.7% in the first quarter of 2012. The effective tax rate was 25.9% for the first half of 2012, compared to 26.0% for the first half of 2011. The increase in the second quarter of 2012 compared to the second quarter of 2011 was due to the recovery of fees from an HSBC affiliate which is not taxable. The increase in the second quarter of 2012 compared to the first quarter of 2012 was largely due to a lower effective tax rate applied to the gain on the sale of the full service retail brokerage business.

Statement of Financial Position

Total assets at 30 June 2012 were C$82.1bn, an increase of C$2.0bn from 31 December 2011, mainly due to increases of C$1.4bn in trading assets, C$1.8bn in loans and advances to customers, C$0.9bn in financial investments and C$0.4bn in acceptances offset by a decrease in loans and advances to banks of C$2.6bn. The increase in trading assets is driven by higher holdings of debt securities and trading acceptances at 30 June 2012. Loans and advances to banks decreased by C$2.6bn and loans and advances to customers increased by C$1.8bn mainly as a result of a decrease and an increase respectively in reverse repurchase agreements. Excluding the movement in reverse repurchase agreements, loans and advances to banks decreased by C$0.9bn and loans and advances to customers decreased by C$0.4bn.

Liquidity remained strong, with C$28.2bn of cash and balances at central banks, items in the course of collection from other banks, highly liquid trading assets, short term loans and advances to banks and financial investments at 30 June 2012, compared with C$28.5bn at 31 December 2011.

Total customer accounts increased to C$47.1bn at 30 June 2012 from C$46.6bn at 31 December 2011. The main increase was in fixed date personal deposits with increases also in commercial current and notice accounts.

Debt securities in issue increased to C$14.0bn at 30 June 2012 from C$13.3bn at 31 December 2011, primarily due to the issuance of medium term notes of C$2.0bn during the first half of 2012. The increase was offset by the maturity of C$0.5bn of medium term notes and a decrease in funding through mortgage securitization.

Total assets under administration

Funds under management were C$17.3bn at 30 June 2012, a decrease of C$14.0bn since 30 June 2011 and a decrease of C$9.1bn since 31 December 2011. This was primarily due to the sale of the bank's full service retail brokerage business (C$15.0bn at 30 June 2011 and C$10.6bn at 31 December 2011). Excluding the full service retail brokerage business' funds under management, total assets under administration increased by C$1.0bn to C$18.3bn compared to 30 June 2011 and increased by C$1.5bn compared to 31 December 2011.

Business Performance in the Second Quarter of 2012

Retail Banking and Wealth Management

Profit before income tax expense for the second quarter of 2012 was C$7m, a decrease of C$41m compared to second quarter of 2011, and a decrease of C$86m compared to the first quarter of 2012. On a year-to-date basis, profit before income tax expense was C$100m in the first half of 2012, an increase of C$38m compared to the first half of 2011. Results for the first half of 2012 included a C$76m gain on the sale of the full service retail brokerage business and restructuring charges of C$2m. Results for the first half of 2011 included a C$28m recovery of fees from an HSBC affiliate partially offset by a C$7m write-off of internally developed software costs. Excluding the effect of these items, profit before income tax expense for the first half of 2012 was C$26m, a decrease of C$15m compared to the first half 2011 mainly due to pressure on net interest margin.

Commercial Banking

Profit before income tax expense was C$149m for the second quarter of 2012, unchanged compared to the second quarter of 2011, and a decrease of C$9m compared to the first quarter of 2012. On a year-to-date basis, profit before income tax expense was C$307m in the first half of 2012, an increase of C$21m compared to the first half of 2011. Profit before income tax expense decreased compared to the first quarter of 2012 due to increased impairment provisions in the second quarter of 2012. Profit before income tax expense increased compared to the first half of 2011 due to a C$17m charge resulting from the decline in fair value of investment property in the second quarter of 2011.

Global Banking and Markets

Profit before income tax expense was C$84m for the second quarter of 2012, an increase of C$24m compared to the second quarter of 2011 and marginally changed compared to the first quarter of 2012. On a year-to-date basis, profit before income tax expense was C$170m in the first half of 2012, an increase of C$38m compared to the first half of 2011. The increase in profit before income tax expense is due to gains on the disposal of financial investments and higher net trading income driven by higher foreign exchange and derivative revenues as well as favourable mark-to-market gains arising from derivatives used to manage foreign currency denominated deposits.

Consumer Finance

In March 2012, HSBC Financial Corporation Limited announced the winding down of the consumer finance business in Canada and, except for existing commitments, ceased origination of loans. Accordingly, C$34m in restructuring costs were incurred in the first quarter of 2012 relating to employee severance, pension curtailment and changes in benefits plans, uneconomic contracts, onerous leases and impairment of fixed assets including leasehold improvements.

Profit before income tax expense was C$36m for the second quarter of 2012, an increase of C$21m compared to the second quarter of 2011, and an increase of C$53m compared to the first quarter of 2012. On a year-to-date basis, profit before income tax expense was C$19m in the first half of 2012, a decrease of C$4m compared to the first half of 2011. The first quarter of 2012 included a restructuring charge of C$34m for provisions made related to the wind-down of the consumer finance business. Total operating expenses decreased significantly in the second quarter of 2012 due to reduced staff and associated expenses, infrastructure charges and other overhead expenses as a result of the wind-down of the business.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include gains and losses from the impact of changes in credit spreads on financial instruments designated at fair value, revenue and expense related to information technology services provided to HSBC Group companies on an arm's length basis. Profit before income tax expense for the second quarter of 2012 was C$3m, compared with C$2m for the second quarter of 2011 and a loss of C$28m in the first quarter of 2012. On a year-to-date basis, profit before income tax expense was a loss of C$25m for the first half of 2012, compared with a loss of C$6m in the first half of 2011. The variances from comparative periods are primarily due to the impact of the items noted above.

Dividends

During the second quarter of 2012, the bank declared and paid C$82m in dividends on HSBC Bank Canada common shares, compared with C$75m in the same period in 2011. The bank declared and paid C$165m in common share dividends during the half-year ended 30 June 2012 compared with C$150m in the same period in 2011.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 30 September 2012 to shareholders of record on 14 September 2012.

IFRS and related non-IFRS measures

The bank uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures that have been adjusted to a basis other than IFRS do not have a standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures used by other companies. The following outlines various non-IFRS measures that are regularly monitored by management:

Return on average common equity - Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ("OSFI") in accordance with the Basel II capital adequacy framework.

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets - average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Core tier 1 capital - Tier 1 capital less non-controlling interests and preferred shares.

Core tier 1 capital ratio - Core tier 1 capital as a percentage of risk-weighted assets.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 7,200 offices in over 80 countries and territories and assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's second quarter 2012 report will be sent to shareholders in August 2012.

Summary

	Quarter ended			Half-year ended
	30 June 2012	30 June 2011	31 March 2012	30 June 2012	30 June 2011
For the period (C$m)
Profit before income tax expense	279	274	292	571	497
Net operating income before loan impairment charges and other credit risk provisions	614	597	681	1,295	1,207
Profit attributable to common shareholders	186	191	202	388	333

At period-end (C$m)
Shareholders' equity	5,080	4,637	4,942
Core tier 1 capital (2)	3,737	3,429	3,647
Risk-weighted assets	35,637	34,633	36,460
Loans and advances to customers (net of impairment allowances)	46,126	45,620	45,395
Customer accounts	47,097	45,522	47,037

Capital ratios (%)
Tier 1 ratio (1)	13.8	13.3	13.2
Total capital ratio (1)	16.1	16.0	15.6
Core tier 1 capital ratio (2)	10.5	9.9	10.0

Performance ratios (%) (2)
Return on average common equity	18.4	21.3	19.9	19.1	19.0
Post-tax return on average total assets	0.88	0.92	0.98	0.93	0.82
Post-tax return on average risk-weighted assets	2.1	2.2	2.3	2.2	2.0

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	9.6	5.2	7.0	8.3	6.6
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.5	0.2	0.4	0.4	0.3
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	70.7	68.3	68.4	70.7	68.3

Efficiency and revenue mix ratios (%) (2)
Cost efficiency ratio	45.0	49.1	50.2	47.7	52.4
Adjusted cost efficiency ratio	44.8	49.2	49.2	47.1	52.1
As a percentage of total operating income:
- net interest income	60.6	65.3	58.4	59.5	64.0
- net fee income	23.9	27.1	21.0	22.4	26.9
- net trading income	7.7	6.0	5.9	6.7	6.0

Financial ratios (%) (2)
Ratio of customer advances to customer accounts	97.9	100.2	96.5
Average total shareholders' equity to average total assets	5.9	5.4	6.1

Total assets under administration (C$m)
Funds under management (3)	17,339	31,261	17,294
Custodial accounts	949	1,039	961
Total assets under administration	18,288	32,300	18,255

1 Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ("OSFI") in accordance with the Basel II capital adequacy framework.
2 These are non-IFRS amounts or non-IFRS measures. Please refer to the discussion outlining the use of non-IFRS measures in this document.
3 The comparative figure for the quarter ended 30 June 2011 includes funds managed in the full service retail brokerage business which was sold effective 1 January 2012 of C$15.0bn.

Consolidated Income Statement (Unaudited)

	Quarter ended			Half-year ended
Figures in C$m (except per share amounts)	30 June 2012	30 June 2011	31 March 2012	30 June 2012	30 June 2011
Interest income	565	595	586	1,151	1,202
Interest expense	(193)	(205)	(188)	(381)	(430)
Net interest income	372	390	398	770	772
Fee income	168	183	168	336	366
Fee expense	(21)	(21)	(25)	(46)	(41)
Net fee income	147	162	143	290	325
Trading income excluding net interest income	39	30	32	71	66
Net interest income on trading activities	8	6	8	16	7
Net trading income	47	36	40	87	73
Net gain/(loss) from financial instruments designated at fair value	(2)	2	(14)	(16)	(6)
Gains less losses from financial investments	28	4	17	45	20
Other operating income	22	3	13	35	23
Gain on the sale of the full service retail brokerage business	-	-	84	84	-
Net operating income before loan impairment charges and other credit risk provisions	614	597	681	1,295	1,207
Loan impairment charges and other credit risk provisions	(59)	(31)	(48)	(107)	(80)
Net operating income	555	566	633	1,188	1,127
Employee compensation and benefits	(163)	(208)	(190)	(353)	(416)
General and administrative expenses	(100)	(62)	(104)	(204)	(179)
Depreciation of property, plant and equipment	(8)	(9)	(9)	(17)	(19)
Amortization of intangible assets	(5)	(14)	(3)	(8)	(18)
Restructuring charges	-	-	(36)	(36)	-
Total operating expenses	(276)	(293)	(342)	(618)	(632)
Operating profit	279	273	291	570	495
Share of profit in associates	-	1	1	1	2
Profit before income tax expense	279	274	292	571	497
Income tax expense	(76)	(66)	(72)	(148)	(129)
Profit for the period	203	208	220	423	368

Profit attributable to common shareholders	186	191	202	388	333
Profit attributable to preferred shareholders	15	15	15	30	30
Profit attributable to shareholders	201	206	217	418	363
Profit attributable to non-controlling interests	2	2	3	5	5
Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.37	0.38	0.41	0.78	0.67

Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 30 June 2012	At 30 June 2011	At 31 December 2011

ASSETS

Cash and balances at central bank	70	66	77
Items in the course of collection from other banks	142	187	104
Trading assets	6,009	5,336	4,587
Derivatives	2,158	1,510	2,203
Loans and advances to banks	1,919	4,873	4,530
Loans and advances to customers	46,126	45,620	44,357
Financial investments	20,105	17,928	19,168
Other assets	668	652	559
Prepayments and accrued income	240	206	225
Customers' liability under acceptances	4,459	4,954	4,059
Property, plant and equipment	128	114	123
Goodwill and intangibles assets	75	85	76
Total assets	82,099	81,531	80,068

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	1,747	1,056	1,377
Customer accounts	47,097	45,522	46,614
Items in the course of transmission to other banks	374	232	288
Trading liabilities	3,280	4,254	2,996
Financial liabilities designated at fair value	1,011	1,001	1,006
Derivatives	1,730	1,304	1,746
Debt securities in issue	13,961	15,280	13,327
Other liabilities	1,958	1,962	2,260
Acceptances	4,459	4,954	4,059
Accruals and deferred income	505	517	566
Retirement benefit liabilities	341	261	300
Subordinated liabilities	326	321	326
Total liabilities	76,789	76,664	74,865

Equity
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Other reserves	364	225	439
Retained earnings	2,545	2,241	2,363
Total shareholders' equity	5,080	4,637	4,973
Non-controlling interests	230	230	230
Total equity	5,310	4,867	5,203
Total equity and liabilities	82,099	81,531	80,068

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Half-year ended
Figures in C$m	30 June 2012	30 June 2011	31 March 2012	30 June 2012	30 June 2011

Cash flows generated from/(used in):
- operating activities	(45)	2,256	(1,362)	(1,407)	1,808
- investing activities	239	(2,201)	(1,331)	(1,092)	(1,786)
- financing activities	(99)	(92)	(101)	(200)	(185)
Net increase/(decrease) in cash and cash equivalents	95	(37)	(2,794)	(2,699)	(163)
Cash and cash equivalents, beginning of period	1,905	6,477	4,699	4,699	6,603
Cash and cash equivalents, end of period	2,000	6,440	1,905	2,000	6,440

Represented by:
- Cash and balances at central bank	70	66	141	70	66
- Items in the course of transmission to other banks, net	(232)	(45)	(269)	(232)	(45)
- Loans and advances to banks of one month or less	1,919	4,873	1,546	1,919	4,873
- Treasury bills and certificates of deposits of three months or less	243	1,546	487	243	1,546
Cash and cash equivalents, end of period	2,000	6,440	1,905	2,000	6,440

Customer Group Segmentation (Unaudited)

We manage and report our operations according to our main customer groups.

	Quarter ended			Half-year ended
Figures in C$m	30 June	30 June	31 March	30 June	30 June
	2012	2011	2012	2012	2011

Retail Banking and Wealth Management
Net interest income	92	107	105	197	201
Net fee income	44	66	42	86	136
Net trading income	3	4	3	6	10
Other operating income	3	2	2	5	4
Gain on the sale of the full service retail brokerage business	-	-	76	76	-
Net operating income before loan impairment charges and other credit risk provisions	142	179	228	370	351
Loan impairment charges and other credit risk provisions	(7)	(4)	(6)	(13)	(6)
Net operating income	135	175	222	357	345
Total operating expenses (excluding restructuring charges)	(128)	(127)	(127)	(255)	(283)
Restructuring charges	-	-	(2)	(2)	-
Profit before income tax expense	7	48	93	100	62

Commercial Banking
Net interest income	177	177	180	357	350
Net fee income	72	67	71	143	136
Net trading income	8	6	8	16	12
Other operating income/(expense)	3	(16)	1	4	(15)
Net operating income before loan impairment charges and other credit risk provisions	260	234	260	520	483
Loan impairment charges and other credit risk provisions	(26)	(6)	(11)	(37)	(23)
Net operating income	234	228	249	483	460
Total operating expenses	(85)	(80)	(92)	(177)	(176)
Operating profit	149	148	157	306	284
Share of profit in associates	-	1	1	1	2
Profit before income tax expense	149	149	158	307	286

Global Banking and Markets
Net interest income	40	40	46	86	89
Net fee income	19	19	19	38	33
Net trading income	28	23	22	50	44
Gains less losses from financial investments	28	4	17	45	20
Other operating income/(expense)	2	1	(1)	1	2
Gain on the sale of the full service retail brokerage business	-	-	8	8	-
Net operating income	117	87	111	228	188
Total operating expenses	(33)	(27)	(25)	(58)	(56)
Profit before income tax expense	84	60	86	170	132

	Quarter ended			Half-year ended
Figures in C$m	30 June	30 June	31 March	30 June	30 June
	2012	2011	2012	2012	2011

Consumer Finance
Net interest income	72	69	73	145	139
Net fee income	12	10	11	23	20
Other operating income	-	1	2	2	2
Net operating income before loan impairment charges and other credit risk provisions	84	80	86	170	161
Loan impairment charges and other credit risk provisions	(26)	(21)	(31)	(57)	(51)
Net operating income	58	59	55	113	110
Total operating expenses (excluding restructuring charges)	(22)	(44)	(38)	(60)	(87)
Restructuring charges	-	-	(34)	(34)	-
Profit/(loss) before income tax expense	36	15	(17)	19	23

Other
Net interest expense	(9)	(3)	(6)	(15)	(7)
Net trading income	8	3	7	15	7
Net gain/(loss) from financial instruments designated at fair value	(2)	2	(14)	(16)	(6)
Other operating income	14	15	9	23	30
Net operating income/(expense)	11	17	(4)	7	24
Total operating expenses	(8)	(15)	(24)	(32)	(30)
Profit/(loss) before income tax expense	3	2	(28)	(25)	(6)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 27 July 2012